UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-13086
FNB FINANCIAL SERVICES CORPORATION
(Exact name of registrant as specified in its charter)
1501 Highwoods Boulevard, Suite 400, Greensboro, North Carolina, 27410-2053
Telephone Number: (336) 369-0900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $1.00 stated value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, NewBridge Bancorp, a North Carolina bank holding company, as successor by merger to FNB Financial Services Corporation, a North Carolina bank holding company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NEWBRIDGE BANCORP

Date: August 1, 2007	By:	/s/ Michael W. Shelton

Name: Michael W. Shelton
Title: Executive Vice President and Chief Financial Officer